:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-16217

CUSIP NUMBER 657193

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

North American Technologies Group, Inc.
Full Name of Registrant

Former Name if Applicable

429 Memory Lane
Address of Principal Executive Office (Street and Number)

Marshall, Texas 75672
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant received a letter from the SEC dated February 7, 2008 containing comments on Registrant’s Form 10-KSB for the fiscal year ended September 30, 2007 and requesting that certain disclosures be revised in future filings in response to the comments contained in that letter. Registrant is in the process of preparing appropriate responses to the SEC comment letter, but was unable to complete those revisions to the disclosures contained in the Form 10-QSB for the fiscal quarter ended December 30, 2007 by the due date of February 13, 2008. Registrant believes that it will be able to revise the disclosures in the Form 10-QSB to substantially comply with the SEC comment letter by the fifth calendar day following the original due date, and that such revised disclosure will be more beneficial to its shareholders and investors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joe B. Dorman	(972)	819-3676
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated net loss of $1,131,023 for the three months ended December 30, 2007 will reflect a decrease of $3,552,060 from the net loss of $4,683,083 for the three months ended December 31, 2006. This decrease in net loss is primarily due to a gross profit of $772,614 as compared to a gross loss of $1,309,844 in the comparable period, decrease in selling, general and administrative expenses of $702,555 and decrease in interest expense of $707,961 due to the conversion of the 7% Convertible Debentures to Common Stock on March 7, 2007, and a decrease of $59,499 in depreciation and amortization expense.

North American Technologies Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2008	By	/s/ Alex. C. Rankin
Alex. C. Rankin, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).